UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 001-34034
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Regions Financial Corporation 401(k) Plan
250 Riverchase Parkway East, 4th Floor
Hoover, Alabama 35244

(Full title of the plan and the address of the plan)

Regions Financial Corporation
Regions Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule
(Modified Cash Basis)

Regions Financial Corporation 401(k) Plan
For the Years Ended December 31, 2024 and 2023
With Report of Independent Registered Public Accounting Firm

Regions Financial Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
(Modified Cash Basis)

For the Years Ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Regions Financial Corporation 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Regions Financial Corporation 401(k) Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, in accordance with the modified cash basis of accounting described in Note 2.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since at least 1993, but we are unable to determine the specific year.

Birmingham, Alabama

June 6, 2025

Regions Financial Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
($ amounts in millions)	2024	2023
Assets
Investments, at fair value	$3,165	$2,825
Dividends receivable	3	4
Notes receivable from participants	29	26
Net assets available for benefits	$3,197	$2,855

See accompanying notes.

Regions Financial Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year Ended December 31
($ amounts in millions)	2024	2023
Additions
Contributions from employer	$104	$99
Contributions from participants	143	139
Rollovers	21	17
Dividend and interest income	55	42
Total additions	323	297

Deductions
Payments to participants	$368	$259
Administrative expenses	1	1
Total deductions	369	260

Net appreciation in fair value of investments	388	344

Net increase	342	381

Net assets available for benefits:
Beginning of year	2,855	2,474
End of year	$3,197	$2,855

See accompanying notes.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2024 and 2023
1. Description of the Plan
The following description of the Regions Financial Corporation 401(k) Plan (the Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan Sponsor and the Benefits Management and Human Resources Committee, a committee established by the Compensation and Human Resources Committee of the Company's Board of Directors, is the Plan Administrator. Regions Bank serves as directed plan trustee, and Empower Retirement, LLC is the record-keeper of the Plan. Empower Trust Company, LLC is the custodian of the Plan. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.
General
The Plan is a defined contribution plan covering certain employees of the Company and affiliates. Employees are eligible to participate in the Plan the first day of the payroll period following completion of the enrollment process by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to a total of 80 percent of eligible compensation on a pre‑tax and/or Roth after-tax basis, as defined in the Plan document, subject to Internal Revenue Code (the Code) limitations. Participants may also rollover amounts representing distributions from other qualified plans and pre-tax contributions from individual retirement accounts. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.
The Plan has an automatic deferral feature. Unless eligible employees opt out or elect to contribute a different percentage, default elective deferrals are made on behalf of employees on a pre-tax basis in an amount equal to 2 percent of eligible compensation.

The Plan provides for an annual automatic escalation of deferral rate elections for certain participants. The deferral rate of participants whose deferral elections are between 2 percent and 9 percent of their eligible compensation is automatically escalated by 1 percent. Participants are notified annually prior to the automatic escalation becoming effective and may elect to opt out at any time.

The Company matches dollar for dollar participants' pre-tax contributions and Roth after-tax contributions, up to 5 percent of total eligible compensation. The matching contribution can be increased to a greater percentage applicable to a Plan year at the discretion of the Board of Directors pursuant to a Plan amendment. One year of service is required to be eligible for the Company match.
The Company also contributes an additional employer contribution of 2 percent of eligible compensation for participants who have one year of service, are employed on the last business day of the Plan year, have 1,000 hours of service in the Plan year, and are not eligible to accrue benefits in the Company's qualified pension plans.
Upon enrollment, a participant may direct participant contributions, employer matching contributions and the additional 2 percent employer contribution in 1 percent increments to any of the Plan's investment options, which include an option to invest in the Regions Stock Fund. Participants can change their investment options daily, subject to designated insider restrictions and frequent trading limitations.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
The Plan limits participants' future contributions in the Regions Stock Fund to 10 percent of such contributions at the time compensation is deferred. There are no restrictions on participants' ability to transfer account balances into the Regions Stock Fund.
Participant Accounts
Each participant account is credited with the participant’s contributions, rollovers (if any) and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with certain record-keeping expenses. Allocations of earnings and losses are based on participants' account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account less record-keeping expenses, which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation common stock credited to the participants’ stock accounts as of the record date.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of eligible participant contributions or $50,000, reduced by the highest outstanding loan balance during the prior twelve-month period.
Eligible participant contributions include pre-tax elective deferrals, Roth after-tax elective deferrals, rollover contributions, and grandfathered qualified non-elective contributions. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. Participants with a tax levy or garnishment against their wages are not eligible for a Plan loan. A loan is secured by the balance in the participant’s account and bears a fixed interest rate of 1 percent above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through regular payroll deductions. Upon termination of employment, a participant must pay back the outstanding balance by the end of the quarter following the quarter in which the payment was due or before distribution request, whichever is earlier. If the loan is not repaid after termination as previously discussed, it will automatically be treated as a distribution to the participant.
Eligibility and Vesting
All employees other than seasonal or leased employees are eligible to participate in the Plan. Participants are immediately vested in their contributions, the Company contributions and any earnings thereon.
Payment of Benefits
Upon termination of service, death, disability or retirement, a participant (or his/her beneficiaries) may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. If a participant’s vested account balance is $1,000 or less, it will be paid in the form of a lump sum only. There were no benefit payments requested, approved and processed for payment but not yet disbursed as of December 31, 2024 and 2023, respectively.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
In-service withdrawals are available in certain limited circumstances as described in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need as described in the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS).
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan document. In the event of a complete or partial termination of the Plan, affected participants will have a 100 percent vested interest in the balances of their respective accounts. The Plan trustee will distribute account balances in a lump sum to affected participants after the payment of any taxes and expenses chargeable against the Plan.

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on an accrual basis and investments are recorded at fair value as stated below. Notes receivable from participants and the related interest income are also recorded on an accrual basis as stated below. All other transactions are recorded on a cash basis.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income earned on notes receivable from participants was $2.2 million and $1.4 million during the years ended December 31, 2024 and 2023, respectively. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant’s loan balance is reduced and a benefit payment is recorded.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 3, Fair Value of Financial Instruments, for further discussion and disclosures related to fair value measurements.
The Company’s Benefits Management and Human Resources Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Benefits Management and Human Resources Committee currently is comprised of nine voting members and four non-voting members appointed by the Compensation and Human Resources Committee and reports to the Compensation and Human Resources Committee of the Company’s Board of Directors.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought, sold and held during the year.
Use of Estimates
The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Legal Contingencies
The Plan is subject to litigation and claims arising during the ordinary course of business and Plan activities. The Plan evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution with respect to these litigation contingencies, management is currently of the opinion that the outcome of any pending and threatened litigation would not have a material effect on the Plan’s statements of net assets available for benefits or its changes in net assets available for benefits. In pending litigation, the costs of defense are paid by the Company and therefore are not expected to impact the Plan’s net assets.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Other than record-keeping fees, the Company pays all legal, accounting and other services on behalf of participants. Record-keeping fees are generally charged directly to the participant's account. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate.
Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Company pays directly any other fees related to the Plan’s operations, which are excluded from these financial statements.
3. Fair Value of Financial Instruments
Accounting Standards Codification 820 (ASC 820), “Fair Value Measurement,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value on the last business day of the Plan year.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•quoted prices for similar assets and liabilities in active markets
•quoted prices for identical or similar assets or liabilities in markets that are not active
•observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own estimates about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments (continued)
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.
Regions Stock Fund and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.
The Regions Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.
Collective Investment Trust Funds: The Plan uses net asset value (NAV) per unit to value the collective investment trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities divided by the number of units outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The following table presents investments measured at fair value on a recurring basis as of December 31, 2024:

($ amounts in millions)	Level 1	Level 2	Level 3	Total
Regions stock fund	$320	$—	$—	$320
Mutual funds	899	—	—	899
Total assets in the fair value hierarchy	$1,219	$—	$—	$1,219
Investments measured at NAV:
Collective investment trust funds(a)				1,946
Total investments at fair value				$3,165
The following table presents investments measured at fair value on a recurring basis as of December 31, 2023:

($ amounts in millions)	Level 1	Level 2	Level 3	Total
Regions stock fund	$306	$—	$—	$306
Mutual funds	791	—	—	791
Total assets in the fair value hierarchy	$1,097	$—	$—	$1,097
Investments measured at NAV:
Collective investment trust funds(a)				1,728
Total investments at fair value				$2,825

(a) In accordance with ASC 820, Fair Value Measurement, certain investments that were measured at fair value using the NAV per unit (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of amounts reported in the fair value hierarchy to the amounts reported in the statements of net assets available for benefits. Also, in accordance with accounting guidance, if an investment is measured using the NAV per unit (or its equivalent) as the practical expedient and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, then disclosure of that investment’s strategy is not required.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments (continued)
Assets in all levels could result in volatile and material price fluctuations.
The following table summarizes the Plan’s investments with a reported fair value using NAV per unit at December 31. There were no unfunded commitments at December 31, 2024 and 2023.

($ amounts in millions)	2024	2023	Redemption Period	Redemption Notice Period
Morley Stable Value Fund	$254	$269	Daily	N/A
Pioneer Large Cap Core Equity Trust	132	112	Daily	5 days if greater than $1 million
Pioneer US Balanced Trust	136	134	Daily	5 days if greater than $1 million
T. Rowe Price Retirement 2005 Trust	3	4	Daily	30 days
T. Rowe Price Retirement 2010 Trust	2	2	Daily	30 days
T. Rowe Price Retirement 2015 Trust	8	9	Daily	30 days
T. Rowe Price Retirement 2020 Trust	24	28	Daily	30 days
T. Rowe Price Retirement 2025 Trust	72	70	Daily	30 days
T. Rowe Price Retirement 2030 Trust	109	96	Daily	30 days
T. Rowe Price Retirement 2035 Trust	135	114	Daily	30 days
T. Rowe Price Retirement 2040 Trust	132	110	Daily	30 days
T. Rowe Price Retirement 2045 Trust	135	114	Daily	30 days
T. Rowe Price Retirement 2050 Trust	112	89	Daily	30 days
T. Rowe Price Retirement 2055 Trust	83	67	Daily	30 days
T. Rowe Price Retirement 2060 Trust	49	38	Daily	30 days
T. Rowe Price Retirement 2065 Trust	11	5	Daily	30 days
T. Rowe Price Large Cap Growth	357	282	Daily	30 days
BNYM EB US Small-Mid Cap Growth Equity Fund	102	103	Daily	N/A
CRM Small/Mid Cap Value	—	82	Daily	5 days if greater than $1 million
Victory Integrity Small/Mid Cap Value	89	—	Daily	N/A
Harding Loevner International Equity	$1	$—	Daily	N/A
Total	$1,946	$1,728
4. Related-Party and Party-in-Interest Transactions
Regions Bank (a wholly-owned subsidiary of the Company) serves as the directed trustee of the Plan. Participants direct how their contributions are invested within the Plan. During the years ended December 31, 2024 and 2023, the Plan earned $14.2 million and $14.1 million, respectively, in common stock dividends and had $3.5 million and $3.9 million in dividends receivable from the Regions Stock Fund (an affiliate of the Company) at December 31, 2024 and 2023, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
5. Tax Status
The Plan received a determination letter from the IRS dated February 22, 2016, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to applying for this determination letter, the Plan was amended. The Plan Administrator believes the Plan, as amended, has been and is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

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Supplemental Schedule

Table of Content
Regions Financial Corporation 401(k) Plan
EIN #63-0589368 Plan #012
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
December 31, 2024

($ amounts in millions)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Regions Financial Corporation
	Stock Fund	Common stock fund	**	$320
	Morley
	Stable Value Fund	Collective investment trust	**	254
	Pioneer
	Pioneer Bond Fund	Mutual funds	**	48
	Pioneer Large Cap Core Equity Trust	Collective investment trust	**	132
	Pioneer US Balanced Trust	Collective investment trust	**	136
	Vanguard
	Windsor II Fund	Mutual funds	**	168
	Institutional Index Fund	Mutual funds	**	347
	Dodge & Cox
	International Stock Fund	Mutual funds	**	125
	Income Fund	Mutual funds	**	86
	T. Rowe Price
	Large Cap Growth	Collective investment trust	**	357
	Retirement 2005 Trust	Collective investment trust	**	3
	Retirement 2010 Trust	Collective investment trust	**	2
	Retirement 2015 Trust	Collective investment trust	**	8
	Retirement 2020 Trust	Collective investment trust	**	24
	Retirement 2025 Trust	Collective investment trust	**	72
	Retirement 2030 Trust	Collective investment trust	**	109
	Retirement 2035 Trust	Collective investment trust	**	135
	Retirement 2040 Trust	Collective investment trust	**	132
	Retirement 2045 Trust	Collective investment trust	**	135
	Retirement 2050 Trust	Collective investment trust	**	112
	Retirement 2055 Trust	Collective investment trust	**	83
	Retirement 2060 Trust	Collective investment trust	**	49
	Retirement 2065 Trust	Collective investment trust	**	11
	PIMCO
	All Asset Fund	Mutual funds	**	16
	The Bank of New York Mellon
	EB US Small-Mid Cap Growth Equity Fund	Collective investment trust	**	102
	Eaton Vance
	Atlanta Capital SMID-Cap Fund	Mutual funds	**	109
	Harding
	Harding Loevner International Equity	Collective investment trust	**	1
	Victory
	Victory Integrity Small/Mid Cap Value	Collective investment trust	**	89
*	Loans to participants	Interest rate ranges from 4.25% to 9.5% with various maturities	**	29
	Total			$3,194
*	Represents a party-in-interest
**	Cost has not been presented, as this information is not required.

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SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            REGIONS FINANCIAL CORPORATION
            401(k) PLAN

            REGIONS BANK, TRUSTEE

Date: June 6, 2025                By: /s/ Derek Payne
Derek Payne
Regions Bank Vice President, Institutional Services
Trustee of the Regions Financial Corporation 401(k) Plan

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EXHIBIT INDEX

EXHIBIT NO                    EXHIBIT

23                        Consent of Independent Registered Public Accounting Firm